FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a - 16 OR 15d - 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTER ENDED DECEMBER 31, 2005

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN 20123 ITALY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

LUXOTTICA GROUP S.p.A.

INDEX TO FORM 6–K

The information included in this Report is an English translation of information that Luxottica Group S.p.A. is required to file with Italian regulatory authorities but is not required to be distributed to shareholders. Luxottica Group S.p.A. will include additional information regarding its business and fiscal year ended December 31, 2005 in its 2005 Annual Report on Form
20-F.

The audit of the financial statements as of and for the year ended December 31, 2005 included in this Report is not yet complete and, therefore, such financial statements are unaudited. Luxottica Group S.p.A. intends to file audited financial statements for 2005 in its Annual Report on Form 20-F for such year.

Item 1 Financial Statements:

• Consolidated Balance Sheets -U.S. GAAP- at December 31, 2004 (audited) and December 31, 2005 (audit pending)

• Statements of Consolidated Income -U.S. GAAP- for the year ended December 31, 2004 (audited) and 2005 (audit pending)

• Statement of Consolidated Shareholders’ Equity -U.S. GAAP- for year ended December 31, 2005 (audit pending)

• Statements of Consolidated Cash Flows -U.S. GAAP- for the year ended December 31, 2004 (audited) and 2005 (audit pending)

• Condensed Notes to Consolidated Financial Statements (audit pending)

Item 2 Fourth Quarter Results

LUXOTTICA GROUP S.p.A.

CONSOLIDATED BALANCE SHEETS -U.S. GAAP-

DECEMBER 31, 2004 AND DECEMBER 31, 2005

	December 31, 2004	December 31, 2005	December 31, 2005
	(Audited)	(Audit pending)	(Audit pending)
	(Thousands of Euro)		(Thousands of US dollars)(1)

ASSETS

CURRENT ASSETS
Cash	€257,349	€372,256	$440,826
Accounts receivable - net	406,437	461,682	546,724
Sales and income taxes receivable	33,120	45,823	54,264
Inventories	433,158	404,331	478,809
Prepaid expenses and other	69,151	93,140	110,296
Asset held for sale	143,617	10,847	12,845
Net deferred tax assets - current	104,508	93,600	110,841

Total current assets	1,447,340	1,481,679	1,754,604

PROPERTY, PLANT AND EQUIPMENT - net	599,245	735,115	870,523

OTHER ASSETS
Goodwill	1,500,962	1,700,383	2,013,594
Intangible assets - net	972,091	994,803	1,178,045
Investments	13,371	15,832	18,748
Other assets	23,049	45,710	54,130

Total other assets	2,509,473	2,756,728	3,264,517

TOTAL	€4,556,058	€4,973,522	$5,889,645

(1) Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.1842 on December 31, 2005 (see Note 7).

See Condensed Notes to Consolidated Financial Statements

LUXOTTICA GROUP S.p.A.

CONSOLIDATED BALANCE SHEETS -U.S. GAAP-

DECEMBER 31, 2004 AND DECEMBER 31, 2005

	December 31, 2004	December 31, 2005	December 31, 2005
	(Audited)	(Audit pending)	(Audit pending)
	(Thousands of Euro)		(Thousands of US dollars)(1)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank overdrafts	€290,531	€276,122	$326,984
Current portion of long-term debt—net of discounts of Euro 3,218	405,369	111,323	131,829
Accounts payable	222,550	291,734	345,471
Accrued expenses and other	376,779	393,264	465,703
Accrual for customers’ right of return	8,802	7,996	9,469
Income taxes payable	12,722	133,382	157,951

Total current liabilities	1,316,753	1,213,821	1,437,407

LONG-TERMLIABILITIES
Long-term debt—net of discounts of Euro 3,845	1,277,495	1,420,049	1,681,622
Liability for termination indemnities	52,656	56,600	67,026
Net deferred tax liabilities - non current	215,891	127,120	150,536
Other	173,896	188,421	223,128

Total long-term liabilities	1,719,938	1,792,190	2,122,311

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	23,760	13,478	15,961

SHAREHOLDERS’ EQUITY
Capital stock par value Euro 0.06 - 455,205,473 and 457,975,723 ordinary shares authorized and issued at December 31, 2004 and December 31, 2005, respectively; 448,770,687 and 451,540,937 shares outstanding at December 31, 2004 and December 31, 2005, respectively.	27,312	27,479	32,540
Additional paid-in capital	47,167	150,179	177,842
Retained earnings	1,812,073	2,050,883	2,428,656
Unearned stock-based compensation	—	(48,567)	(57,513)
Accumulated other comprehensive loss	(320,958)	(155,954)	(184,681)

Total	1,565,594	2,024,021	2,396,845
Less - Treasury shares at cost; 6,434,786 shares at December 31, 2004 and December 31, 2005	69,987	69,987	82,879

Shareholders’ equity	1,495,607	1,954,033	2,313,966

TOTAL	€4,556,058	€4,973,522	$5,889,645

(1) Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.1842 on December 31, 2005 (see Note 7).

See Condensed Notes to Consolidated Financial Statements

LUXOTTICA GROUP S.p.A.

STATEMENTS OF CONSOLIDATED INCOME -U.S. GAAP-

FOR THE YEAR ENDED DECEMBER 31, 2004 (AUDITED) AND 2005 (AUDIT PENDING)

	2004	2005	2005
	(Thousands of Euro)(2)		(Thousands of
			US dollars)(1) (2)

NET SALES	€3,255,300	€4,370,744	$5,175,835

COST OF SALES	1,040,697	1,380,653	1,634,969

GROSS PROFIT	2,214,603	2,990,091	3,540,866

OPERATING EXPENSES:
Selling and advertising	1,376,546	1,909,747	2,261,522
General and administrative	345,243	477,790	565,799

Total	1,721,789	2,387,537	2,827,321

INCOME FROM OPERATIONS	492,814	602,554	713,545

OTHER INCOME (EXPENSE):
Interest income	6,662	5,650	6,691
Interest expense	(56,115)	(66,332)	(78,550)
Other - net	13,792	15,697	18,588

Other income (expense)-net	(35,661)	(44,985)	(53,271)

INCOME BEFORE PROVISION FOR INCOME TAXES	457,153	557,569	660,273

PROVISION FOR INCOME TAXES	161,665	206,022	243,971

INCOME BEFORE MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	295,488	351,547	416,302

MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	8,614	9,253	10,957

NET INCOME	€286,874	€342,294	$405,345

EARNINGS PER SHARE:
Basic	€0.64	€0.76	$0.90
Diluted	€0.64	€0.76	$0.89

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (thousands):
Basic	448,275.0	450,179.1
Diluted	450,360.9	453,303.4

(1) Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.1842 on December 31, 2005 (see Note 7).

(2) Amounts in thousands except per share data.

See Condensed Notes to Consolidated Financial Statements

LUXOTTICA GROUP S.p.A.

STATEMENT OFCONSOLIDATED SHAREHOLDERS’ EQUITY -U.S. GAAP-

FOR THE YRAR ENDED DECEMBER 31, 2005  (Audit pending)

							Accumulated
			Additional		Unearned		Other		Consolidated
	Common Stock		Paid-in	Retained	Stock-Based	Comprehensive	Comprehensive	Treasury	Shareholders’
	Number of Share s Amount		Capital	Earnings	Compensation	Income	Loss	Shares	Equity
	(Thousands of Euro)

BALANCES,
January1, 2005	455,205,473	27,312	47,167	1,812,073			(320,958)	(69,987)	1,495,607

Exercise of stock options	2,770,250	167	28,062						28,229
Translation adjustment						157,776	157,776		157,776
Non-Cash Stock-Based Compensation, net of taxes			70,273		(48,567)				21,706
Minimum pension liability, net of taxes						2,534	2,534		2,534
Tax benefit on stock options			4,677			0	0		4,677
Change in fair value of derivative instruments, net of taxes						4,694	4,694		4,694
Dividends declared				(103,484)					(103,484)
Net income				342,294		342,294			342,294

Comprehensive						507,298

BALANCES, December31, 2005	457,975,723	27,479	150,179	2,050,883	(48,567)		(155,954)	(69,987)	1,954,033

Comprehensive (Thousands of US dollars) (1)						$600,742

BALANCES, December31, 2005 (Thousands of US dollars) (1)	457,975,723	$32,540	$177,842	$2,428,656	(57,513)		$(184,681)	$(82,879)	$2,313,966

(1) Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.1842 on December 31, 2005 (see Note 7).

See Condensed Notes to Consolidated Financial Statements

LUXOTTICA GROUP S.p.A.

STATEMENTS OF CONSOLIDATED CASH FLOWS -U.S. GAAP -

FOR THE YEAR ENDED DECEMBER 31, 2004 (AUDITED) AND 2005 (AUDIT PENDING)

	2004	2005	2005
	(Thousands of Euro)		(Thousands of
			US dollars) (1)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	€286,874	€342,294	$405,345

Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Minority interests in income of consolidated subsidiaries	8,614	9,253	10,957
Non cash stock-based compensation	—	22,711	26,894
Depreciation and amortization	152,751	194,205	229,978
Provision (benefit) for deferred income taxes	45,414	(90,104)	(106,701)
Losses on disposal of fixed assets - net	7,641	6,532	7,735
Unrealized foreign exchange gain	(13,445)	—	—
Termination indemnities matured during the period - net	6,768	3,723	4,409

Changes in operating assets and liabilities, net of acquisition of business:
Accounts receivable	(15,819)	(33,266)	(39,394)
Prepaid expenses and other	21,077	(56,773)	(67,231)
Inventories	44,139	64,584	76,480
Accounts payable	7,062	52,233	61,855
Accrued expenses and other	(22,365)	(14,011)	(16,592)
Accrual for customers’ right of return	727	(1,882)	(2,229)
Income taxes payable	(760)	123,961	146,795

Total adjustments	241,804	281,166	332,956

Cash provided by operating activities	€528,678	€623,460	$738,301

(1) Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.1842 on December 31, 2005 (see Note 7).

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS -U.S. GAAP -

FOR THE YEAR ENDED DECEMBER 31, 2004 (AUDITED) AND 2005 (AUDIT PENDING)

	2004	2005	2005
	(Thousands of Euro)		(Thousands of
			US dollars) (1)
CASH FLOWS FROM INVESTING ACTIVITIES:

Property, plant and equipment:
Additions	€(117,420)	€(229,416)	$(271,674)
Disposals	198	1,082	1,281
Purchase of business net of cash acquired	(362,978)	(86,966)	(102,985)
Sale of investment in Pearle Europe	—	144,000	170,525
Increase in intangible assets	(301)	(4,479)	(5,304)

Cash used in investing activities	(480,501)	(175,779)	(208,157)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term debt:
Proceeds	1,187,601	373,462	442,254
Repayments	(935,443)	(635,011)	(751,980)
Increase (decrease) in overdraft balances	(246,680)	(21,520)	(25,484)
Exercise of stock options	5,994	28,229	33,429
Dividends	(94,114)	(103,484)	(122,546)

Cash used in financing activities	(82,642)	(358,324)	(424,327)

CHANGE IN CASH AND CASH EQUIVALENTS	(34,466)	89,359	105,819

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	299,937	257,349	304,753

Effect of exchange rate changes on cash and cash equivalents	(8,122)	25,548	30,254

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	€257,349	€372,256	$440,826

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the period for interest	€58,371	€61,770	$73,148
Cash paid during the period for income taxes	€108,440	€153,287	$181,522

(1) Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.1842 on December 31, 2005 (see Note 7).

See Condensed Notes to Consolidated Financial Statements

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AUDIT PENDING)

1.          BASIS OF PRESENTATION

The accompanying consolidated balance sheets as of December 31, 2004 and 2005 and the related statements of consolidated income and cash flows for the year ended December 31, 2004 and 2005 and the statement of consolidated shareholders’ equity for the year ended December 31, 2005 of Luxottica Group S.p.A. and subsidiaries (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated balance sheet as of December 31, 2005, the statements of consolidated income and cash flows for the year ended December 31, 2004 and 2005 and the statement of consolidated shareholders’ equity for the year ended December 31, 2005 are derived from financial statements for which the audit is currently pending. The audit of the financial statements as of and for the year ended December 31, 2005 included in this report is not yet complete and therefore such financial statements are unaudited. The Company intends to file audited financial statements for 2005 in its Annual Report on Form 20-F for such year. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of December 31, 2004 and 2005 and for the years ended December 31, 2004 and 2005 have been made.

The accounting policies have been consistently applied by the Company and are consistent with those applied in the preparation of its financial statements contained in its Annual Report on Form 20-F for 2004. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The consolidated financial statements as of and for the year ended December 31, 2005 should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2004.

2.          ACQUISITION OF OPSM

On June 16, 2003, the Company’s wholly owned subsidiary, Luxottica South Pacific Pty Limited, commenced a cash offer to acquire all of the outstanding shares, performance rights and options of OPSM Group Ltd. (“OPSM”), the largest eyewear retailer in Australia. On September 2, 2003, the cash offer was successfully completed and closed. At the close of the offer, Luxottica South Pacific Pty Limited acquired 82.57 percent of OPSM’s ordinary shares, and more than 90 percent of OPSM’s options and performance rights, which entitled the Company to require the cancellation of all the options and performance rights still outstanding. As a result of Luxottica South Pacific Pty Ltd. acquiring the majority of OPSM’s shares on August 8, 2003, OPSM’s financial position and results of operations have been reported in the Company’s consolidated financial results since August 1, 2003.

On November 26, 2004, the Company through its wholly owned subsidiary, Luxottica South Pacific Pty, Ltd., made an offer for all the unowned remaining outstanding shares of OPSM Group.

At the close of the offer on February 7, 2005, the Company held 98.5 percent of OPSM Group’s shares, which is in excess of the compulsory acquisition threshold. On February 8, 2005, the Company announced the start of the compulsory acquisition process for all remaining shares in OPSM Group not already owned by the Company.

On February 15, 2005, the Australian Stock Exchange suspended trading in OPSM Group shares and on February 21, 2005 it delisted OPSM Group shares from the Australian Stock Exchange. The compulsory acquisition process was completed on March 23, 2005 and as of that date the Company held 100.0 percent of OPSM Group’s shares. The difference between the purchase price and the value of the minority interest in OPSM has been preliminarily allocated entirely to goodwill.

3.          ACQUISITION OF COLE NATIONAL

On July 23, 2003, the Company formed an indirect wholly owned subsidiary, Colorado Acquisition Corp., for the purpose of acquiring all the outstanding common stock of Cole, a publicly traded company on the New York Stock Exchange. On January 23, 2004, as amended as of June 2, 2004 and July 15, 2004, the Company and Cole entered into a definitive merger agreement with the unanimous approval of the Boards of Directors of both companies. On October 4, 2004, Colorado Acquisition Corp. consummated its merger with Cole. As a result of the merger, Cole became an indirect wholly owned subsidiary of the Company. The aggregate consideration paid by the Company to former shareholders, option holders and holders of restricted stock of Cole was approximately U.S. $500.6 million. In connection with the merger, the Company assumed outstanding indebtedness with an approximate aggregate fair value of the principal balance of Euro 253.3 million (U.S. $310.9 million).  The results of Cole have been consolidated into the Company’s consolidated financial statements as of the acquisition date. The acquisition was accounted for using the purchase method, and accordingly, U.S. $520.1 million (including the purchase price of U.S. $500.6 million plus approximately U.S. $19.5 million of acquisition-related expenses) was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The Company used various methods to calculate the fair value of the assets and liabilities. The excess of purchase price over net assets acquired (“goodwill”) has been recorded in the accompanying consolidated balance sheet.

The purchase price (including acquisition-related expenses) has been allocated based upon the valuation of the Company’s acquired assets and liabilities assumed as follows (in thousands of Euro):

Assets purchased:
Cash and cash equivalents	60,762
Inventories	95,601
Accounts receivable	45,446
Prepaid expenses and other current assets	12,456
Property, plant and equipment	109,174
Trade names (useful lives 25 years, no residual value)	72,909
Distributor network (useful life 23 years, no residual value)	98,322
Customer lists and contracts (useful lives 21-23 years, no residual value)	68,385
Franchise agreements	18,413
Other intangibles	17,214
Asset held for sale - Pearle Europe	143,617
Deferred taxes assets	74,949
Other assets	11,252

Liabilities assumed:
Accounts payable	(49,190)
Accrued expenses and other current liabilities	(164,205)
Deferred tax liabilities	(94,910)
Long-term debt	(253,284)
Bank overdraft	(22,668)
Other non-current liabilities	(78,428)

Fair Value of Net Assets	165,818
Goodwill	257.922
Total Purchase Price	423,740

The amount of goodwill has not changed materially from the December 31, 2004 valuation.

Included under the caption “Asset Held For Sale” in the above table and on the consolidated balance sheet at December 31, 2004 is the fair value of the Company’s investment in Pearle Europe B.V. (“PE”) established through negotiations with the majority shareholder of PE to acquire the asset.  As part of the acquisition of Cole, the Company acquired approximately 21 percent of PE’s outstanding shares. A change of control provision included in the Articles of Association of PE required Cole to make an offer to sell these shares to the shareholders of PE within 30 days of the change of control, which deadline was extended by agreement of the parties. In December 2004, substantially all the terms of the sale were established at a final cash selling price of Euro 144.0 million, subject to customary closing conditions. The sale transaction closed in January 2005. As the asset is denominated in Euro, which is not the functional currency of the subsidiary that held the investment, the Company has recorded a foreign exchange loss of approximately U.S. $3.0 million during the year ended December 31, 2005 relating to the changes in the U.S. dollar/Euro exchange rate between December 31, 2004 and January 5, 2005 (the date of closing).

On October 17, 2004, Cole caused its subsidiary to purchase U.S. $150.0 million principal amount of its outstanding 8 7/8% Senior Subordinated Notes due 2012 in a tender offer and consent solicitation for U.S. $175.5 million, which amount represented all of the issued and outstanding notes of such series.  On November 30, 2004, Cole caused its subsidiary to redeem all of its outstanding 8 5/8% Senior Subordinated Notes due 2007 for U.S. $126.4 million.

4.          INVENTORIES

Inventories consisted of the following (in thousands of Euro):

	December 31, 2004	December 31, 2005

Raw materials	€50,656	€43,191
Work in process	24,486	26,932
Finished goods	358,016	334,208
Total	€433,158	€404,331

5.          EARNINGS PER SHARE

Earnings per share are computed by dividing net income by the number of weighted average shares outstanding during the period. Basic earnings per share are based on the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are based on the weighted average number of ordinary shares and ordinary share equivalents (options) outstanding during the period.

6.          STOCK OPTION AND INCENTIVE PLANS

Options to purchase an aggregate of 11,044,310 ordinary shares of the Company were outstanding at December 31, 2005. Outstanding options granted under the Company’s Stock Option Plans (10,044,310 ordinary shares) become exercisable in either three equal annual installments or two equal installments in the second year and in the third year of the three-year vesting period and expire on or before January 31, 2014. During 2005, 2,770,250 options were exercised.

Options granted in 2004 under a Company Incentive Plan (1,000,000 ordinary shares) vest and become exercisable from January 31, 2007 only if certain financial performance measures are met over the period ending December 2006.

As the Company has elected to apply Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” no compensation expense was recorded for shares issued under the Stock Option Plans because each option’s exercise price was equal to the fair market value of the underlying stock on the option’s date of grant. Compensation expense will be recorded for the options issued under the Company’s Incentive Plans based on the market value of the underlying ordinary shares only when the number of shares to be vested and issued is known. During the second half of 2005, it became apparent that the targets would be met. Accordingly, the Company has recorded net of taxes aggregate stock compensation expense for these incentive grants of Euro 1.7 million. The unearned compensation costs have been recorded as an increase expense to additional paid-in capital and a corresponding adjustment to equity. This expense will be amortized over the remaining vesting period of the options.

On September 14, 2004, the Company announced that its majority shareholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l., a holding company of the Del Vecchio family, representing 2.11 percent (or 9.6 million shares) of the Company’s currently authorized and issued share capital, to a stock option plan for top management of the Company. The stock options to be issued under the stock option plan vest upon meeting certain economic objectives. As such, compensation expense will be recorded for the options issued to management under this plan based on the market value of the underlying ordinary shares only when the number of shares to be vested and issued is known. During the second half of 2005, it became apparent that the targets would be met. Accordingly, the Company has recorded aggregate stock compensation expense for these incentive grants of Euro 20,0 million. The unearned compensation costs have been recorded as an increase expense to additional paid-in capital and a corresponding adjustment to equity. This expense will be amortized over the remaining vesting period of the options.

In December 2004, the FASB issued SFAS No. 123-R (revised 2004), Share-Based Payment (“SFAS 123-R”), which replaces the existing SFAS 123 and supersedes Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.” SFAS 123-R requires companies to measure and record compensation expense for stock options and other share-based payment methods based on the instruments’ fair value. SFAS 123-R is effective for the Company on January 1, 2006.

7.          U.S. DOLLAR CONVENIENCE TRANSLATION

The consolidated financial statements presented in Euro as of and for the year ended December 31, 2005 are also translated into U.S. Dollars, solely for the convenience of the readers of these financial statements, at the noon buying rate of Euro 1.00 = U.S. $1.1842 as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) at December 31, 2005. Such translations should not be construed as representations that Euro amounts could be converted into U.S. Dollars at that or any other rate.

8.          INCOME TAXES

The Company’s 2004 effective tax rate is less than the statutory tax rate due to permanent differences between the Company’s income for financial reporting and tax purposes, which reflect the net loss carry forward caused by the prior funding of subsidiary losses through capital contributions that are deductible for income tax purposes under Italian law, and the reduction in certain investments in subsidiaries. Such subsidiary losses were primarily attributable to the amortization of certain intangible assets associated with the Company’s acquisitions.

9.          SEGMENTS AND RELATED INFORMATION

The Company operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution.

The following tables summarize the segmental information deemed essential by the Company’s management for the purpose of evaluating the Company’s performance and for making decisions about future allocations of resources.

The “Inter-segment transactions and corporate adjustments” column includes the elimination of inter-segment activities and corporate-related expenses not allocated to reportable segments. This has the effect of increasing reportable operating profit for the manufacturing and wholesale and retail segments. Identifiable assets are those tangible and intangible assets used in operations in each segment. Corporate identifiable assets are principally cash, goodwill and trade names (in thousands of Euro).

Year ended December 31,	Manufacturing And Wholesale	Retail	Inter-Segment Transactions and Corporate Adjustments	Consolidated

2005
Net revenues	1,310,273	3,298,171	(237,700)	4,370,744
Operating income	304,333	378,425	(80,204)	602,554
Identifiable assets	1,590,091	1,388,189	1,995,242	4,973,522

2004
Net revenues	1,094,802	2,346,683	(186,185)	3,255,300
Operating income	233,129	310,340	(50,655)	492,814
Identifiable assets	1,566,086	1,211,781	1,778,190	4,556,058

10.        COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant.  The timing and outcome of these proceedings are inherently uncertain and the outcomes of certain cases as disclosed in the Company’s 2004 consolidated financial statements could have a material adverse effect on the Company’s business, financial position or future operating results. It is the opinion of management of the Company that it has meritorious defenses against these claims, which the Company will vigorously pursue.

FOURTH QUARTER RESULTS

The following discussion should be read in conjunction with the disclosure contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004, which contains, among other things, a discussion of the Company’s significant accounting policies and risks and uncertainties that could affect the Company’s future operating results or financial condition. Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2005 will be contained in the Company’s Annual Report on Form 20-F with respect to the 2005 fiscal year.

OVERVIEW

The Company operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses. The Company operates in the retail segment through its retail division, consisting of LensCrafters, Inc. and other affiliated companies (“LensCrafters”), Sunglass Hut International, Inc. and its subsidiaries and affiliates (“Sunglass Hut”), OPSM Group Ltd. and subsidiaries and affiliates and, since October 2004, Cole National Corporation (“Cole”) and its subsidiaries which includes the “Things Remembered” personalized gift locations. As of December 31, 2005, the Company’s retail division consisted of 5,679 owned or leased department retail locations and 491 franchised locations as follows:

	North America	Europe	Asia- Pacific(1)	Total
LensCrafters	893			893
Sunglass Hut	1,557	110	182	1,849
OPSM Group			549	549
Cole National Group Optical	1,724			1,724
Things Remembered	664			664
Franchised locations	462		29	491
	5,300	110	760	6,170

(1) “Asia-Pacific” in our Retail Division consists of Australia, New Zealand, Singapore, Malaysia and Hong Kong.

Our net sales consist of, among other items, direct sales of finished products that we manufacture to opticians and other independent retailers through our wholesale distribution channel and sales directly to consumers through our retail division. Our average retail unit selling price is significantly higher than our average wholesale unit selling price, as our retail sales typically include lenses as well as frames.

Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate. We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses. As a result, net sales are typically higher in the second quarter and lower in the first quarter.

The Company’s results of operations, which are reported in Euro, are susceptible to currency fluctuations between the Euro and the U.S. Dollar due to its significant U.S. retail business. The U.S. Dollar/Euro exchange rate has fluctuated from an average exchange rate in the fourth quarter of 2004 of Euro 1.00 = U.S. $1.2968 to Euro 1.00 = U.S. $1.1886 in the fourth quarter of 2005. Additionally, with the acquisition of OPSM, the Company’s results of operations have also been rendered susceptible to currency rate fluctuation between the Euro and the Australian Dollar (“AUD”). The Australian Dollar/Euro exchange rate has fluctuated from an average exchange rate in the fourth quarter of 2004 of Euro 1.00 = AUD 1.7125 to Euro 1.00 = AUD 1.5986 in the fourth quarter of 2005. Although the Company engages in certain foreign currency hedging activities to mitigate the impact of these fluctuations, currency fluctuations have impacted the Company’s reported revenues and net income during the three-month period discussed herein. Fluctuations in currency exchange rates could significantly impact the Company’s reported financial results in the future.

On November 26, 2004, the Company through its wholly owned subsidiary, Luxottica South Pacific Pty, Ltd., made an offer for all the remaining outstanding shares of OPSM Group it did not already own. The offer was for AUD 4.35 per share including a fully franked dividend of AUD 0.15 per share declared by OPSM (resulting in a net price of AUD 4.20 per share). For further details, see Note 2, “Acquisition of OPSM”.

On October 4, 2004, the Company acquired all of the issued and outstanding shares of Cole National Corporation through a merger. The aggregate purchase price for the shares purchased in the merger and the cancellation of Cole outstanding options and restricted stock and acquisition-related costs was U.S. $520.1 million (Euro 423.7 million based on the exchange rate in effect at such time).

The Company believes that its combination with Cole will:

•       strengthen its retail operations in the United States;

•       strengthen its managed vision care business by increasing the number of   people for whom it provides managed vision care benefits as well as by adding well established retailers to its existing family of retailers; and

•       provide the Company with the opportunity to increase its sales of frames manufactured by the Company in Cole retail stores.

The Company is executing its strategic integration plan with respect to Cole. Since the consummation of the acquisition, the Company has begun to consolidate Cole’s headquarters with its Luxottica Retail headquarters in Mason, Ohio, and combine various general and administrative functions.

The integration of our financial and human resources systems and the migration of Cole’s corporate functions are now complete.

The Company’s integration plans also include combining Luxottica Retail’s and Cole’s operating systems.  The Company has integrated the inventory management and assortment planning systems and has finalized the integration of product assortment. The Company also plans to integrate the distribution centers by the end of 2006.

In October 2005, the Company completed the integration of its Managed Vision Care system with Cole’s, resulting in a single brand (EyeMed) going forward.  The Company has already begun selling the new combined product.

The Company expects that its North American retail operating margin levels will return to 2004 pre-acquisition operating margin levels by the end of 2006.

The Company expects that its integration with Cole will result in synergies in the following areas:

•       general and administrative; and

•       sale of the Company’s manufactured products.

The primary factors that may influence the Company’s ability to execute its integration plans and realize the anticipated cost savings include:

•       the Company’s ability to minimize the disruptive effect of the integration on the management of the Company’s retail business;

•       the timely creation and effective implementation of uniform standards, controls, procedures and policies;

•       the capacity of the Company’s operating systems and their ability to support the Cole business; and

•       the cultural differences between the Company’s organization and Cole’s organization.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2004 AND 2005

The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in the Company’s statements of consolidated income (in thousands of Euro).

	Three months ended December 31,
	2004	%	2005	%

Net sales	€948,307	100.0	€1,118,796	100.0
Cost of sales	322,488	34.0	360,430	32.2

Gross profit	625,819	66.0	758,366	67.8

Selling and advertising expense	415,030	43.8	485,150	43.4
General and administrative expense	106,262	11.2	127,762	11.4

Income from operations	104,526	11.0	145,454	13.0

Other income (expense) - net	(5,140)	0.5	(7,675)	0.7

Income before provision for income taxes	99,386	10.5	137,779	12.3

Provision for income taxes	37,632	4.0	50,700	4.5
Minority interests	1,998	0.2	1,500	0.1

Net income	€59,756	6.3	€85,580	7.6

Net Sales.  Net sales increased 18.0 percent to Euro 1,118.8 million during the fourth quarter of 2005 as compared to Euro 948.3 million for the same period of 2004.

Net sales in the retail segment through LensCrafters, Sunglass Hut, OPSM and Cole increased by 15.3 percent to Euro 849.6 million for the fourth quarter of 2005 from Euro 737.1 million for the same period of 2004. This increase was primarily due to the positive performance of the North American retail division, as well as the strengthening of the U.S. dollar.

Net sales to third parties in the manufacturing and wholesale segment increased by 27.5 percent to Euro 269.2 million for the fourth quarter of 2005 as compared to Euro 211.2 million in the same period of 2004. This increase was mainly attributable to increased sales of our Ray-Ban brand as well as sales of Prada, Versace, Bulgari and Dolce & Gabbana (which we began distributing in October 2005) branded products, primarily in the European and North American markets.

On a geographic basis, operations in the United States and Canada resulted in net sales of Euro 780.3 million during the fourth quarter of 2005, comprising 69.7 percent of total net sales, an increase of Euro 119.5 million from the same period of 2004. Net sales for operations in “Asia-Pacific” were Euro 124.2 million during the fourth quarter of 2005 compared to Euro 118.5 million in the same period of 2004; net sales for operations in “Asia-Pacific” during the fourth quarter of 2005 comprised 11.1 percent of total net sales. Net sales for the rest of the world accounted for the remaining Euro 214.3 million of net sales during the fourth quarter of 2005, which represented a 26.8 percent increase as compared to the same period of 2004.

During the fourth quarter of 2005, net sales in the retail segment accounted for approximately 75.9 percent of total net sales, as compared to approximately 77.7 percent of net sales in the same period of 2004.

Cost of Sales. Cost of sales increased by 11.8 percent to Euro 360.4 million in the fourth quarter of 2005, from Euro 322.5 million in the same period of 2004, and decreased as a percentage of net sales to 32.2 percent from 34.0 percent. Cost of sales in the retail segment increased by Euro 25.5 million due to the increase in sales. Cost of sales in the manufacturing and wholesale segment increased by Euro 25.6 million due to the increase in net sales. Manufacturing labor costs increased by 7.8 percent to Euro 76.2 million in the fourth quarter of 2005 from Euro 70.6 million in the same period of 2004. As a percentage of net sales, cost of labor decreased to 6.8 percent for the fourth quarter of 2005 from 7.4 percent for the same period of 2004.  For the fourth quarter of 2005, the average number of frames produced daily in Luxottica’s facilities was approximately 120,000 as compared to 115,000 for the same period of 2004.

Gross Profit. Gross profit increased by 21.2 percent to Euro 758.4 million in the fourth quarter of 2005 from Euro 625.8 million in the same period of 2004. As a percentage of net sales, gross profit increased to 67.8 percent in the fourth quarter of 2005 from 66.0 percent in the same period of 2004.

Operating Expenses. Total operating expenses increased by 17.6 percent to Euro 612.9 million in the fourth quarter of 2005 from Euro 521.3 million in the same period of 2004. As a percentage of net sales, operating expenses decreased to 54.8 percent in the fourth quarter of 2005 from 55.0 percent in the same period of 2004.

Selling and advertising expenses (including royalty expenses) increased by 16.9 percent to Euro 485.2 million during the fourth quarter of 2005, from Euro 415.0 million in the same period of 2004. As a percentage of net sales, selling and advertising expenses decreased to 43.4 percent in the fourth quarter of 2005 from 43.8 percent in the same period of 2004.

General and administrative expenses, including intangible asset amortization, increased by 20.2 percent to Euro 127.8 million in the fourth quarter of 2005 from Euro 106.3 million in the same period of 2004. As a percentage of net sales, general and administrative expenses increased to 11.4 percent in the fourth quarter of 2005 from 11.2 percent in the same period of 2004. The restructuring of Cole operations is complete and it is expected that the general and administrative costs of the Group will decrease as a percentage of sales during 2006.

Income from Operations. Income from operations for the fourth quarter of 2005 increased by 39.2 percent to Euro 145.5 million, from Euro 104.5 million in the same period of 2004.  As a percentage of net sales, income from operations increased to 13.0 percent in the fourth quarter of 2005 from 11.0 percent in the same period of 2004.

Operating margin in the manufacturing and wholesale distribution segment increased to 22.0 percent in the fourth quarter of 2005 from 17.6 percent in the same period of 2004. This increase in operating margin is attributable to lower sales commissions and higher gross profit due to a more favorable product mix, partially offset by higher advertising expenses (including royalty expenses).

Operating margin in the retail segment increased to 11.2 percent in the fourth quarter of 2005 from 10.1 percent in the same period of 2004. Management expects that the North American retail operating margin levels will return to 2004 pre-acquisition operating margin levels by the end of 2006.

Other Income (Expense) - Net. Other income (expense) - net was Euro (7.7) million in the fourth quarter of 2005 as compared to Euro (5.1) million in the same period of 2004. This increase in other income (expense) - net is mainly attributable to lower net realized and unrealized foreign exchange transaction gains and remeasurement gains.

Net Income. Income before taxes increased by 38.6 percent to Euro 137.8 million in the fourth quarter of 2005 from Euro 99.4 million in the same period of 2004. As a percentage of net sales, income before taxes increased to 12.3 percent in the fourth quarter of 2005, from 10.5 percent in the same period of 2004. Minority interest decreased to Euro (1.5) million in the fourth quarter of 2005 from Euro (2.0) million in the same period of 2004. The Company’s effective tax rate was 36.8 percent in the fourth quarter of 2005, while it was 37.9 percent in the same period of 2004. Net income increased by 43.2 percent to Euro 85.6 million in the fourth quarter of 2005 from Euro 59.8 million in the same period of 2004. Net income as a percentage of net sales increased to 7.6 percent in the fourth quarter of 2005 from 6.3 percent in the same period of 2004.

Basic and diluted earnings per share for the fourth quarter of 2005 were Euro 0.19, as compared to Euro 0.13 (both basic and diluted) for the same period of 2004.

Non-GAAP Financial Measures

The Company uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Company has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the fourth quarter of 2005 and the fourth quarter of 2004 are calculated using for each currency the average exchange rate for the three-month period ended December 31, 2004.

Operating measures that exclude the impact of fluctuation in currency exchange rates are not measures of performance under U.S. GAAP. These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, the Company’s method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See the table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to results reported under U.S. GAAP to assist the reader in better understanding the operational performance of the Company (in millions of Euro).

	4Q 04 U.S. GAAP results	4Q 05 U.S. GAAP results	Adjustment for constant exchange rates	4Q 05 adjusted results
Consolidated net sales	948.3	1,118.8	(77.3)	1,041.5
Manufacturing and wholesale net sales	257.8	331.3	(12.8)	318.5
Retail net sales	737.1	849.6	(69.2)	780.4

BALANCE SHEET DISCUSSION

The Company has relied primarily upon internally generated funds, trade credit and bank borrowings to finance its operations and expansion.

Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit obtained by the Company and certain of its subsidiaries through local financial institutions. These facilities are usually short-term in nature or contain evergreen clauses with a cancellation notice period.  Certain of these subsidiaries’ agreements require a guarantee from Luxottica Group S.p.A.  Interest rates on these lines vary based on the country of borrowing, among other factors.  The Company uses these short-term lines of credit to satisfy its short-term cash needs.

In June 2002, Luxottica U.S. Holdings Corp. (“U.S. Holdings”), a U.S. subsidiary, entered into a U.S. $350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A. The credit facility was guaranteed by Luxottica Group S.p.A. and matured in June 2005. The term loan portion of the credit facility provided U.S. $200 million of borrowing and required equal quarterly principal installments beginning in March 2003. The revolving loan portion of the credit facility allowed for maximum borrowings of U.S. $150 million. Interest accrued under the credit facility at

LIBOR (as defined in the agreement) plus 0.5 percent. The credit facility allowed U.S. Holdings to select interest periods of one, two or three months. The credit facility contained certain financial and operating covenants. In June 2005, the Company repaid in full all of the outstanding amounts under this credit facility.

In July 2002, U.S. Holdings entered into a Convertible Swap Step-Up (the “2002 Swap”), under which the beginning and maximum notional amount was U.S. $275 million, which decreased by U.S. $20 million quarterly starting with the quarter beginning March 17, 2003. The 2002 Swap was entered into to convert the floating rate credit agreement referred to in the preceding paragraph to a mixed position rate agreement, by allowing U.S. Holdings to pay a fixed rate of interest if LIBOR remains under certain defined thresholds and to receive an interest payment at the three-month LIBOR rate as defined in the agreement. These amounts were settled net every three months until the final expiration of the 2002 Swap on June 17, 2005. The 2002 Swap did not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133, and as such was marked to market with the gains or losses from the change in value reflected in current operations. In June 2005, the 2002 Swap expired.

In December 2002, the Company entered into an unsecured credit facility with Banca Intesa S.p.A. The new unsecured credit facility provided borrowing availability of up to Euro 650 million. The facility included a Euro 500 million term loan, which required a balloon payment of Euro 200 million in June 2004 and repayment of equal quarterly installments of principal of Euro 50 million subsequent to that date. Interest accrued on the term loan at Euribor (as defined in the agreement) plus 0.45 percent. The revolving loan provided borrowing availability of up to Euro 150 million; amounts borrowed under the revolving loan could be borrowed and repaid until final maturity. The final maturity of all outstanding principal amounts and interest was December 27, 2005. The Company had the option to choose interest periods of one, two or three months. The credit facility contained certain financial and operating covenants. In December 2005, the Company repaid in full all of the outstanding amounts under this credit facility.

In December 2002, the Company entered into two interest rate swap transactions (“Intesa Swaps”) beginning with an aggregate maximum notional amount of Euro 250 million which decreased by Euro 100 million on June 27, 2004 and by Euro 25 million in each subsequent three-month period. These Intesa Swaps expired on December 27, 2005. The Intesa Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 650 million unsecured credit facility discussed above. The Intesa Swaps exchanged the floating rate of Euribor for a fixed rate of 2.99 percent per annum. The Intesa Swaps expired in December 2005.

On September 3, 2003, U.S. Holdings closed a private placement of U.S. $300 million of senior unsecured guaranteed notes (the “Notes”), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on each of the Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l., the Company’s wholly owned subsidiary.  The Notes can be prepaid at U.S. Holdings’ option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs. The notes contain certain financial and operating covenants. As of December 31, 2005, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable.

In connection with the issuance of the Notes, U.S. Holdings entered into three interest rate swap agreements with Deutsche Bank AG (collectively, the “DB Swap”). The three separate agreements’ notional amounts and interest payment dates coincide with those of the Notes. The DB Swap exchanged the fixed rate of the Notes for a floating rate of the six-month LIBOR rate plus 0.66 percent for the Series A Notes and the six-month LIBOR rate plus 0.73 percent for the Series B and Series C Notes. In December 2005, the DB Swap was terminated.

In September 2003, the Company acquired 82.57 percent of the ordinary shares of OPSM and more than 90 percent of OPSM’s performance rights and options, which entitled the Company to require the cancellation of all the performance rights and options still outstanding. The aggregate purchase price was AUD $442.7 million (Euro 253.7 million), including acquisition expenses, and was paid for with the proceeds of a new credit facility with Banca Intesa S.p.A. of Euro 200 million, in addition to other short-term lines available. The credit facility includes a Euro 150 million term loan, which will require repayment of equal semiannual installments of principal of Euro 30 million starting September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55 percent (3.04 percent on December 31, 2005). The revolving loan provides borrowing availability of up to Euro 50 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. At December 31, 2005, Euro 25 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent (2.76 percent on December 31, 2005). The final maturity of the credit facility is September 30, 2008. The Company can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. As of December 31, 2005, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable.  Under this credit facility, Euro 175 million was outstanding as of December 31, 2005.

In June 2005, the Company entered into four interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 120 million which will decrease by Euro 30 million every six months starting on March 30, 2007 (“Intesa OPSM Swaps”). These swaps will expire on September 30, 2008. The Intesa OPSM Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 200 million unsecured credit facility discussed above. The Intesa OPSM Swaps exchange the floating rate of Euribor for an average fixed rate of 2.38 percent per annum.

In December 2005, the Company entered into a new unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L. The 18-month credit facility consists of a revolving loan that provides borrowing availability of up to Euro 100 million. Amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. At December 31, 2005, Euro 100 million had been drawn and was outstanding from the revolving loan. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.25 percent (2.73 percent on December 31, 2005). The final maturity of the credit facility is June 1, 2007. The Company can select interest periods of one, three or six months.

On June 3, 2004, the Company and U.S. Holdings entered into a new credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and U.S. $325 million. The five-year facility consists of three Tranches (Tranche A, Tranche B and Tranche C). Tranche A is a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A. debt as it matures. Tranche B is a term loan of U.S. $325 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price of the acquisition of Cole.  Amounts borrowed under Tranche B will mature in June 2009. Tranche C is a Revolving Credit Facility of Euro 335 million-equivalent multi-currency (€/U.S. $). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in June 2009. At December 31, 2005, U.S. $290.0 million (Euro 240.5 million) had been drawn from Tranche C by U.S. Holdings and Euro 50 million by Luxottica Group S.p.A. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding Euribor rate and U.S. $ denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.40 percent and 0.60 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement. The interest rate on December 31, 2005 was 2.94 percent for Tranche A, 4.56 percent for Tranche B, 4.83 percent on Tranche C amounts borrowed in U.S. $ and 2.87 percent on Tranche C amounts borrowed in Euro. This credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2005. The Mandated Lead Arrangers and Bookrunners are ABN AMRO, Banca Intesa S.p.A., Bank of America, Citigroup Global Markets Limited, HSBC Bank plc, Mediobanca – Banca di Credito Finanziario S.p.A., The Royal Bank of Scotland plc and UniCredit Banca Mobiliare S.p.A. Unicredito Italiano S.p.A. – New York Branch and Unicredit Banca d’Impresa S.p.A. act as Facility Agents. Under this credit facility, Euro 974.3 million was outstanding as of December 31, 2005. This agreement was amended in March 2006 (see “Recent Developments and Other Events”).

In June 2005, the Company entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405 million with various banks which will decrease by Euro 45 million every three months starting on June 3, 2007 (“Club Deal Swaps”). These swaps will expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The Club Deal Swaps exchange the floating rate of Euribor for an average fixed rate of 2.40 percent per annum.

In August 2004, OPSM re-negotiated the multicurrency (AUD/HKD) loan facility with Westpac Banking Corporation. The credit facility had a maximum available line of AUD 100 million, which was reduced to AUD 50 million in September 2005. For borrowings denominated in Australian Dollars, the interest accrues on the basis of BBR (Bank Bill Rate), and for borrowings denominated in Hong Kong Dollars the rate is based on HIBOR (HK Inter bank Rate) plus an overall 0.40 percent margin. At December 31, 2005, the interest rate was 6.03 percent on the borrowings denominated in Australian Dollars and 4.46 percent on the borrowings denominated in Hong Kong Dollars. The facility was utilized for an amount of HKD 125.0 million (AUD 21.9 million). The final maturity of all outstanding principal amounts and interest is August 31, 2006. OPSM has the option to choose weekly or monthly interest periods. The credit facility contains certain financial and operating covenants. As of December 31, 2005, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable.

RECENT DEVELOPMENTS AND OTHER EVENTS

On July 7, 2005, the Company announced that its subsidiary, SPV Zeta S.r.l., will acquire 100 percent of the equity interest in Beijing Xueliang Optical Technology Co. Ltd. for a purchase price of RMB 169 million (approximately Euro 17 million), plus RMB 40 million (approximately Euro 4 million) in assumed liabilities. Xueliang Optical had unaudited sales for the 2004 fiscal year of RMB 102 million (approximately Euro 10 million). Xueliang Optical has 79 stores in Beijing. The Company received approval from the relevant Chinese governmental authorities in February 2006 and expects to close the transaction by April 2006.

On August 31, 2005, the Company agreed with the plaintiffs in the previously disclosed action commenced in May 2001 (the “Action”) pending in the U.S. District Court for the Eastern District of New York relating to its acquisition of Sunglass Hut International, Inc. (“SGHI”), to a full and final settlement and release (the “Settlement”) of all claims made in the Action. In the Action, the plaintiffs’ principal claim was that certain payments made to the former Chairman of SGHI under a consulting, non-disclosure and non-competition agreement violated the “best price” rule under U.S. securities laws. The Settlement was approved by the Court, and final judgment has been entered dismissing the case with prejudice.

On October 4, 2005, the Company announced that its subsidiary, SPV Eta S.r.l., will acquire 100 percent of the equity interests in Ming Long Optical, the largest premium optical chain in the province of Guangdong, China, for a purchase price of RMB 290 million (approximately Euro 29 million). As a result, the Group becomes the leading operator of premium optical stores in China, with a total of 278 locations in two of the top three premium optical markets in Mainland China, as well as in Hong Kong, the most important market in Asia for luxury goods. Completion of the transaction remains subject to customary approvals by the relevant Chinese governmental authorities. The Company currently anticipates receiving such approvals by June 2006.

On October 7, 2005, the Company announced the signing of a 10-year license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Burberry name. The agreement will begin on January 1, 2006. The first Burberry eyewear collections under the agreement will be presented in October 2006.

On February 27, 2006 the Company announced the signing of a 10-year license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Polo Ralph Lauren name. The agreement will begin on January 1, 2007.

On March 10, 2006, the Company, its subsidiary Luxottica U.S. Holdings, and the bank group parties to their three-Tranche credit agreement signed on June 3, 2004, agreed to amend the outstanding credit agreement. The amended and restated agreement reduces the interest margin as defined in the agreement, extends the termination date of Tranches B and C to five years from the date the amendment was signed, gives the option at the end of the first and second anniversaries to extend the termination for additional one-year periods, and increases the borrowing capacity of Tranche C to Euro 725.0 million from Euro 335.0 million.

The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant.  The timing and outcome of these proceedings are inherently uncertain and the outcomes could have a material adverse effect on the Company’s business, financial position or operating results. See Item 3 – “Key Items – Risk Factors” in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2004.

FORWARD LOOKING INFORMATION

Certain statements in this Form 6-K may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the availability of correction alternatives to prescription eyeglasses, the ability to successfully launch initiatives to increase sales and reduce costs, the ability to effectively integrate recently acquired businesses, including Cole, risks that expected synergies from the acquisition by Luxottica Group of Cole will not be realized as planned and that the combination of Luxottica Group’s managed vision care business with Cole’s will not be as successful as planned, the impact of the application of APB 25 (Accounting for Stock Issued to Employees) and, as of January 1, 2006, the adoption of SFAS 123-R, as well as other political, economic and technological factors and other risks referred to in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2004 (included under Item 3 - “Key Items - Risk Factors”) and its other filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

LUXOTTICA GROUP S.p.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By:
Date	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER